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PERSONAL & CONFIDENTIAL

January 25, 1999



Ms. Florence F. Francis
The Barbers, Hairstyling for Men & Women, Inc.
300 Industrial Boulevard N.E.
Minneapolis, MN  55413

Dear Ms. Francis:

This letter will confirm our agreement with respect to your voting the shares of The Barbers, Hairstyling for Men and Women, Inc. (the "Barbers") owned by you at a Barbers shareholders meeting called to consider a proposed merger between the Barbers and Regis Corporation ("Regis). We have agreed as follows:

1. You will vote, or cause to be voted, all Barbers shares owned by you in favor of the proposed merger between the Barbers and Regis, subject to the provisions of the following paragraph.

2. In the event that the Board of Directors of the Barbers determines, pursuant to Section 5.10(a) of the Agreement and Plan of Merger that the Board has a fiduciary obligation to consider another transaction, or to terminate the Agreement and Plan of Merger, you will not be required to vote your shares in favor of the merger while such other transaction is being considered, or after termination of the Agreement and Plan of Merger.

3. In consideration of your agreement as set forth in paragraph 1 above, Regis agrees to indemnify you and hold you harmless from and against any and all claims or liabilities asserted against you by any third party arising from this agreement or any actions taken by you pursuant to this agreement.

4. We agree that irreparable damage would occur if any provision of this agreement is not performed in accordance with its terms and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

5. This agreement will terminate on the earlier to occur of the termination of the merger agreement in accordance with Section 7.1 thereof, or the closing of the merger transaction.
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Letter to Florence Francis
Page 2
January 25, 1999




If you are in agreement with the terms of this letter, please sign and return to me a copy of this letter acknowledging your agreement.

Best regards.

Sincerely,

REGIS CORPORATION


/s/ Paul D. Finkelstein
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Paul D. Finkelstein
President

PDF:peb



The terms and conditions set forth above are hereby agreed to and accepted this ___ day of January, 1999.

/s/ Florence F. Francis
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Florence F. Francis